UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  FORM 12b-25                    SEC File Number
                                                                       001-13343

                                                                    CUSIP Number
                                                                     00756G-20-9

                           NOTIFICATION OF LATE FILING


For Period Ended:  December 31, 2000

(Check one):      X Form 10-K                        Form 20-F
                    Form 11-K                        Form 10-Q
                    Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I - REGISTRANT INFORMATION

                        ADVANTAGE MARKETING SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

                     2601 Northwest Expressway, Suite 1210W
                          Oklahoma City, Oklahoma 73112
                     (Address of principal executive office)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

Advantage Marketing Systems, Inc. (the "Company") appointed a new Chief Financial Officer in January 2001. In addition, the Company completed a major acquisition on January 4, 2001. As a result of the change-over of the Company's Chief Financial Officer and the negotiation and integration of a material acquisition, delays occurred in closing the books of accounts. More time is needed to prepare complete and accurate consolidated financial statements of the Company.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Reggie Cook                  405                   842-0131
   Chief Financial Officer        (Area code)           (Telephone Number)
          (Name)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 been filed? If answer is no, identify
     report(s). X Yes      No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? X Yes       No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company believes that its gross revenues and gross profit will be approximately $4.28 million and $1.96 million greater than its gross revenues and gross profit for the year ended December 31, 1999. The Company also believes that net income this year will be approximately $710,000 less than net income for the year end December 31, 1999. The decrease is principally the result of a significant increase in marketing, distribution and administrative expenses. The increased expenses were attributable to:

     o an increase in annual convention costs of approximately $225,000; other promotion costs of approximately $714,000 designed to increase sales;

     o an increase in staffing and related payroll costs of approximately $1.11 million necessary to support the increase level of sales and improve internal programs; and

     o an increase in depreciation expense of approximately $214,000 as well as higher levels of activity and corresponding increases in other variable costs, such as postage, telephone, newsletters, bank card service charges and supplies.

The Company has committed to a complete review and upgrading of its computing capabilities in order to support anticipated growth in sales and to expand internal management information systems. This review and upgrade is anticipated to cost approximately $556,000 over the next twelve months and could continue to cause an increase in marketing, distribution and administrative expenses.

                                   SIGNATURES

     ADVANTAGE MARKETING SYSTEMS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                 By:     REGGIE COOK
                                         Reggie Cook
                                         Chief Financial Officer

Date:  April 2, 2001